Mail Stop 4561
via fax: (650) 232-0229

November 20, 2009

Evan Kaplan
President and Chief Executive Officer
iPass Inc.
3800 Bridge Parkway
Redwood Shores, CA 94065

> **Re:** **iPass Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2009**
> **Filed November 6, 2009**
> **File No. 000-50327**

Dear Mr. Kaplan:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue , page 23

1.   Please tell us what consideration you have given to discussing in more detail the reasons underlying material changes in sales from period-to-period and any offsetting effects. For example, we note that broadband revenues increased 38% in 2008 to $103.7 million, and software and service fees increased 4% to $50.5

million, offset by continued decline in dial-up revenues by 45% to $37.1 million. However, the reasons underlying these material changes in revenues do not appear to be explained in sufficient detail, in particular for the material increase in broadband revenues. See Section III.B.4 of SEC Release 33-8350 and Section III.D of SEC Release No. 33-6835 for guidance. This comment also applies to your Forms 10-Q filed during fiscal 2009, particularly in relation to the slowdown in growth of broadband revenues.

Item 9A. Controls and Procedures, page 30

2.   We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Your disclosures should state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please refer to Section II.F.4 of SEC Release No. 33-8238. In this regard, we note that you included such disclosures in your 2009 Forms 10-Q. Therefore, please confirm that you will make the necessary revisions, as applicable, in future Form 10-K disclosures.

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 42

3.   We note that for usage fees, the difference between the actual usage and the minimum commitment is recognized as revenue when the fee is "fixed and determinable." We further note that during fiscal 2006 and prior periods, you recognized such revenues when cash was collected as you could not reasonably estimate the amount of the difference to be collected. Considering the company continues to renegotiate the minimum commitment requirements, as needed, tell us how you determined that you can reasonably estimate the amount of fees that will be collected and how you determined that these fees are fixed and determinable. Also, tell us when you recognize revenues for failure to meet minimum usage levels when such levels are based on an annual term or over the term of the arrangement. For instance, for annual term arrangements do you wait until the end of the annual period to conclude that actual usage levels did not meet the minimum requirements or do you estimate such levels throughout the annual term? Please provide us with a schedule of any adjustments recorded as a result of differences between the estimated revenue recognized during each period and the amount ultimately collected as a result of renegotiated contract terms.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 7. Net Income (Loss) Per Share, page 9

4.   We note that the company grants restricted stock and/or performance awards that
        you consider outstanding at the time of grant as the stockholders are entitled to
        dividend and voting rights. Please confirm that you adopted FRC 260-10-45-61A
        (FSP EITF 03-6-1) effective January 1, 2009 and tell us what impact, if any, this
        guidance had on these awards and accordingly, on the company's basic earnings
        per share calculations.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Company Overview, page 13

5.   Please tell us what consideration you have given to expanding your overview to
        present a better view of your company through "the eyes of management" in both
        the short and long-term, including discussing the most important matters on which
        your management focuses on in evaluating your financial condition and operating
        performance, including your key prospects for future growth and material risks
        and opportunities, as well as any currently known trends, events and uncertainties
        that are reasonably expected to have a material impact on your liquidity, capital
        resources and/or results of operations. As examples, consider discussing:

        •   Your three key objectives for 2009, as discussed in a Form 8-K filed on
            February 23, 2009 and in your Chief Executive Officer's open letter to
            shareholders filed on a Form 8-K on March 4, 2009, and how you are
            progressing in each of these areas and how each area is impacting or is
            expected to impact your results of operations;

        •   Your restructuring plan to reduce costs and focus on increasing funding in key
            areas, which involved reducing personnel by 68 out of 250 people, as
            discussed on page 18; and

        •   Any material trends and their impact on your results of operations, such as the
            increasing move toward flat-rate pricing, or delays in closing new contracts
            and/or renewals at lower commitment levels for your time based contracts, as
            discussed by your chief executive officer in your earning calls for the quarters
            ended June 30 and September 30, 2009.

        See SEC Release No. 33-8350 for more information.

Results of Operations

Revenue, 14

6.   Since your fiscal year ended December 31, 2008, you have added disclosure about key metrics you follow in order to better inform investors. In this regard, please tell us what consideration you have given to discussing 3G revenues, in addition to your 3G subscription count, as a key metric of your business. Also, tell us what consideration you have given to discussing monthly order value (MOV) as a key metric, which we note is a financial metric on which executive compensation was awarded. We also note that your chief financial officer discussed both of these metrics in your earning calls for the quarters ended June 30 and September 30, 2009, as key indicators of your performance.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 and Barbara Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief